Silver Looking Tarnished?
On Thursday, silver climbed above $48/ ounce, the highest level since January of 1980. Silver is now up 42% year-to-date after gaining over 80% in 2010. Since its 2008 lows, silver has gained roughly 400%. Despite a drop in recent days, silver looks very expensive from an historical standpoint.
As we started the year recommending silver – a trade we
suggested exiting in early March – we thought it would be useful to revisit the outlook. Our view is that given the fact that there does not appear to be any significant changes to the
supply/demand balance and that the metal’s valuations look the most extended since the early 1980’s, we’re still very comfortable stepping aside from this trade.
One of the reasons we first recommended silver back in
December was silver’s economic applications. Roughly half the demand for silver, unlike gold, is tied to industrial uses. As we felt that economic growth would be decent in 2011, but core inflation would remain low, silver appeared to a better trade than gold, which is useful principally as an inflation or dollar hedge.
What is interesting is that silver has posted stellar gains despite fairly mediocre growth. In most of the developed world, growth has generally slowed over the past quarter, in part due to rising oil prices. Economic activity cannot come close to explaining the spike in silver. This is particularly true when you consider that other economically sensitive industrial metals are flat to slightly down for the year.
Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-173755
May 5, 2011
Investment Strategy Group Update
4 May 2011
If fundamentals are not driving silver, what is? Obviously
investors are looking at the metal for more than its practical uses.
This opens the question,“is silver in a bubble?” To a large extent, talking about commodity bubbles is a bit meaningless. Unlike stocks, bonds, or real-estate, commodities produce no cash-flow, so there is nothing to compare to price. In effect, commodities are worth whatever someone is willing to pay.
That said, by the few objective measures you can use, silver appears very expensive.  For example, one useful exercise is to compare the change in the price of a commodity against the
change in the supply of money. Over the long-term, changes in price should bear some relationship to the amount of money in the economy, which is, in fact, the case. However, commodity prices can and do diverge from monetary conditions for
considerable periods of time. From the mid 1980’s to as recently as late last year, silver prices had appreciated far less than the supply of money would have suggested. That situation has
dramatically corrected itself over the past six months.
Based on the ratio of the change in silver prices to the change in the money supply, silver has gone from close to ‘fair value’ in
January to around 75% over-valued today. While silver reached much more stratospheric heights in the early 1980’s – in January of 1980 it appeared 750% over-valued based on changes in the money supply – the current reading is the most expensive in 30 years.
by Russ Koesterich, Managing Director
iShares Global Chief Investment Strategist
Silver vs. US Money Supply 1959 to Present
0%
100%
200%
300%
400%
500%
600%
700%
800%
Feb-59 Feb-65 Feb-71 Feb-77 Feb-83 Feb-89 Feb-95 Feb-01 Feb-07
Source: Bloomberg 4/28/2011

Investment Strategy Group Update
To say that silver has momentum would obviously be a gross
understatement. With the metal catching everyone’s attention, it is of little use forecasting a top. The fact that silver appears expensive provides no hard ceiling to how high the price can go.
Over-the-counter stocks were clearly expensive in the summer of
1999, but that did not stop them from doubling over the next 6 months. What we can say is that there are no obvious
fundamental catalysts to justify the recent spike and the metal appears very expensive based on several metrics. Given this
dynamic, we’re still comfortable with our decision to step aside.
For investors looking for precious metal exposure, we would
prefer gold.
___________________________________________________
Russ Koesterich, CFA, is the iShares Global Chief Investment
Strategist as well as the Global Head of Investment Strategy for
BlackRock Scientific Active Equities. Russ initially joined the firm
(originally Barclays Global Investors) in 2005 as a Senior
Portfolio Manager in the US Market Neutral Group. Prior to
joining BGI, Russ managed several research groups focused on quantitative and top down strategy.
Another way to look at the relative value of silver is to compare it to something else, gold being a logical choice.  Over the past forty years, silver has averaged roughly 1/55th the price of gold.
While there have been significant variations – it has traded as high as 1/15th the price of gold and as low as 1/90th – the ratio has been relatively stable over the past thirty years. Today, silver trades at approximately 1/30th the price of gold, the most
expensive relative to the yellow metal since 1980.
Source: Bloomberg, 3/31/11
Ratio of Spot Gold to Silver
1971 to Present
0
20
40
60
80
100
120
Jan-71 Jan-76 Jan-81 Jan-86 Jan-91 Jan-96 Jan-01 Jan-06 Jan-11

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